2018 ANNUAL REPORT Service Excellence in Everything We Do

2018 ANNUAL REPORT At Busey, we are dedicated to preserving a legacy of associate excellence, customer service, community involvement and expanding shareholder value. Through a steadfast commitment to and unwavering support of balance sheet strength, profitability and growth—in that order—Busey remains a strong, independent financial organization. It is because of your trust in us that we are here today. Busey. Service Excellence in Everything We Do.

DEAR FELLOW **SHAREHOLDERS**

Through First Busey Corporation's ("Busey") vision of providing a premier service experience and the steadfast support of you, valued shareholders, Busey remains a strong, efficient community bank with broad financial capabilities, close relationships and solid support from associates, customers and communities. This commitment from the organization's **4 Pillars** is what sets Busey apart—today and into the future.

As Busey grows, we thank you for your continued support and contributions to the growth of your organization.

We are guided by a vision, driven to **Service Excellence in Everything We Do.**

CORPORATE STRATEGY & GROWTH

Through a continued commitment to **balance sheet strength, profitability and growth—in that order**—Busey remains a strong, independent financial organization.

Busey's 2018 annual results were favorably impacted by the prior year's acquisitions of First Community Financial Partners, Inc., the holding company of First Community Financial Bank ("First Community"), headquartered in Joliet, Illinois, and Mid Illinois Bancorp, Inc., the holding company of South Side Trust & Savings Bank of Peoria ("South Side"), headquartered in Peoria, Illinois.

The addition of First Community and South Side enhanced Busey's core deposits, commercial banking and trust and investment presence in the Chicagoland and greater-Peoria areas. We continue to focus on organic growth, evaluating and executing on acquisitions which fit Busey's strategy—as we have done in previous business combinations.

In the third quarter of 2018, Busey announced the signing of a definitive agreement to acquire The Banc Ed Corp. ("Banc Ed"), the holding company of TheBANK of Edwardsville ("TheBANK"). On January 31, 2019, the holding company merger was completed. TheBANK, founded in 1868, is headquartered in Edwardsville, Illinois and shares a storied history and legacy of **service excellence.** The Banc Ed business combination fits with Busey's disciplined strategy—growing Busey's current geographic footprint, allowing Busey to serve customers by expanding in the St. Louis Missouri-Illinois Metropolitan Statistical Area and significantly adding to Busey's wealth management business. Busey and TheBANK have similar risk philosophies, and the combined entity will continue to build upon capital strength and solid credit practices.

Additionally, we are honored to share Michael D. Cassens' appointment to the First Busey Corporation Board of Directors, effective January 31, 2019. Mr. Cassens, a 16-year director of TheBANK and Banc Ed, is an Assistant Professor in the Department of Media Arts at the University of Montana in Missoula. Additionally, Mr. Cassens works as an independent software developer for Fortune 500 companies such as Microsoft™ and Intel® along with a variety of small- to medium-sized businesses. We are excited to bring Mr. Cassens' industry knowledge, technical expertise and business acumen to Busey.

Service Excellence in Everything We Do

Maintaining a focused commitment to strong corporate governance allows Busey to effectively manage resources—building partnerships and firm foundations in the communities we serve. Through smart process improvements and strategic investments in technology, Busey is developing capabilities to serve customers more efficiently and effectively while managing growth and risk. Leveraging and improving technology platforms and furthering regionalization efforts will remain instrumental initiatives in 2019.

Essential to support organic growth, Busey will continue in 2019 to extend and refine the regional operating model implemented in late 2018 by Commercial Banking—including Commercial Credit and Commercial Support—to provide local autonomy and decision-making, delivering a strong and differentiated customer experience that sets the organization apart from competitors.

CAPITAL STRENGTH

We are pleased to report another strong year of financial results and, as importantly, continued value to the organization's **4 Pillars**—*associates, customers, shareholders and communities*.

Busey steadily increased earnings by 57.7% or $36.2 million from 2017 to 2018—delivering $98.9 million in net income available to common stockholders for the year-ended December 31, 2018. Over the last year, earnings per share increased from $1.45 to $2.01—growth of 38.6% in fully-diluted earnings per share from 2017.

In 2018, Busey grew quarterly dividends to $0.20 per share from $0.18 in 2017 and further increased the organization's dividend to $0.21 on February 1, 2019—continuing an uninterrupted history of paying dividends to common stockholders since the bank holding company was organized in 1980.

Another indicator of **balance sheet strength** is Busey's tangible stockholders' common equity ("TCE"), which increased to $703.0 million at December 31, 2018—up 10% over $638.0 million at prior year-end. TCE represented 9.49% of tangible assets at December 31, 2018, compared to 8.43% the preceding year.

With a long-term commitment to operational excellence that delivers savings, benefitting both growth and margins, Busey continues to improve its efficiency ratio. The efficiency ratio for the year-ended December 31, 2018 was 56.16% compared to 58.27% for the year-ended December 31, 2017.

Financial performance from 2018 does include pre-tax merger and restructuring expenses of $5.6 million.

By remaining focused and effectively managing resources, Busey can continue to serve customers' needs, reward associates for growth and provide returns to you, Busey's valued shareholders. As we reflect on another positive year, the organization is incredibly grateful for your trust and the opportunity to serve Busey customers' unique financial needs for generations.

ENGAGING EXCELLENCE

Developed and advanced by associates, Busey's stability is supported by an active, engaged and positive culture as measured by the Associate Engagement Survey. Associates posted the highest engagement survey score in the history of the organization in 2018—4.17 out of 5—with nearly 90% participation company-wide, positively impacting the future of the organization.

At Busey, we strive to provide a positive work environment through a variety of initiatives. As Busey observed its



2018 ANNUAL REPORT

sesquicentennial in 2018, associates' continued efforts were recognized in new ways as we strive to show appreciation for those who continuously provide **service excellence**.

Beyond recognition, Busey associates make a positive and lasting impact in the communities we serve. Encouraged to live the ***Busey Promise*** by being actively engaged at work and in the community, associates generously donated more than 20,000 hours of their time to area organizations in 2018, and together with Busey, more than $1 million to local charities.

Busey is humbled by and grateful for accolades that both showcase how special the organization is and bring a sense of pride to associates working diligently each day to serve customers and one another. *Forbes* and *Statistica* named Busey among the ***2018 Best-In-State Banks***—based solely on customer opinions—a first-of-its-kind recognition. Additionally, Busey Wealth Management was among the ***2018 Best Places to Work in Money Management*** by *Pensions & Investments*, and Busey was named a ***Top Workplace in St. Louis*** by the *St. Louis Post-Dispatch*.

Busey is honored to be among the ***Best Places to Work in Illinois*** and ***Best Banks to Work For in the U.S.*** by *American Banker* since 2016, as well as ***Best Companies to Work For in Florida*** since 2017.

As Busey partners with like-minded organizations, we are honored to be recognized for valuing and engaging associates, fostering a culture of camaraderie and positivity among teams, and promoting trust and respect throughout the organization.

As we reflect on the contributions of Busey associates, we also recognize Joseph M. Ambrose—a visionary leader, inspiring mentor and community advocate.

With Mr. Ambrose's unexpected passing in early 2019, Busey lost an exemplary board member, an outstanding human being and a dear friend. We are incredibly grateful to Mr. Ambrose for his significant contributions through his 26 years of dedication to the Busey organization. In his honor, we will continue his legacy of **engaging excellence** through positivity, ingenuity and perseverance.

SUMMARY

Outstanding service—the implicit ***promise*** of Busey's brand—is the organization's core commitment to associates, customers, shareholders and communities. A commitment to **Service Excellence in Everything We Do** defines Busey's longstanding history dating back 150 years. Continuing to expand through organic growth and acquisition opportunities, the culture of the combined organizations is one of engagement, humility and responsiveness.

Contributions from associates add to the accomplishments and growth of Busey. Thank you to the 1,300+ associates across Illinois, Missouri, Florida, and Indiana whose hard work, alignment behind key strategies and goals, and tireless dedication enable the corporation to deliver on the ***Busey Promise***.

With sincere gratitude, I thank you, valued shareholders, for your continuing support.

Together, we serve Busey's **Pillars** humbly, as a financial services organization with an extraordinary heritage and promising future.

VAN A. DUKEMAN, CFA
President & Chief Executive Officer
First Busey Corporation




Service Excellence in Everything We Do

2018 PROGRESS FOR PILLARS

The *Busey Promise* to 4 Pillars

All relationships begin with the ***Busey Promise***. We embrace and consistently fulfill the ***Busey Promise*** to **4 Pillars**—*associates, customers, shareholders and communities.*

Associates
We recruit and retain the best and brightest **associates**—serving as Busey's front-line relationship managers; we entrust them to be knowledgeable, trustworthy, friendly, responsive, humble, positive and resilient.

Customers
We are customer-centric and organizationally aligned to anticipate and exceed the needs of customers. **Customers** are the core of everything Busey.

Shareholders
By exceeding the needs of customers through the efforts of talented associates and strengthened communities, **shareholders** are rewarded with the sustained financial results and profitability they expect from Busey.

Communities
Being a community financial services organization means being a good corporate neighbor—partnering for purpose and progress. We partner with customers and associates in support of **communities**, providing support financially and with service hours, and contributing as active community leaders.

To achieve a vision of **service excellence**, Busey works tirelessly to fulfill ***promises*** made to the **Pillars** of your organization.

ASSOCIATES

More than ***1,300 associates*** with an average tenure of 7.83 years

124 issues of Busey's internal eNewsletter *Between the Lines*, since 2015

More than a dozen recognition programs, including the ***Busey Promise Award, Associate Appreciation Month*** and ***Annual Associates' Meeting***

139 associate ***Service Milestones*** recognized in 2018

36,500+ training hours completed in 2018

FACES of BUSEY

Nearly 75 associates featured as ***Faces of Busey*** in 2018, receiving more than 5,800 reactions and comments on Facebook

$1.8+ million in contributions to associate Health Savings Accounts since 2015 through ***B Well***

90% engagement in the ***B Well*** health and wellness program

More than ***8,000 hours*** committed to both sales & service and corporate training programs by ***500+ participants***

Transform

Top leadership development program, *Transform*, engages ***80+ leaders***—58 of which are currently serving as mentors across the organization

Best Banks to Work For across the U.S. and ***Best Places to Work in Illinois*** since 2016, ***Best Companies to Work For in Florida*** and *Association for Talent Development's* ***BEST Award*** in 2018 and 2017, ***Best Place to Work in Money Management*** in 2018, *American Heart Association's* ***Silver Recognition*** in 2018 and the *St. Louis Business Journal's* ***Healthiest Employer*** in 2017

2018 ANNUAL REPORT

CUSTOMERS

Nearly ***160,000*** total households ***served***

More than ***60 banking centers*** in Illinois, Missouri, Florida and Indiana

45.3 Net Promoter Score®, an increase of 4.5 points from 2017, and well above the ***industry average of 32.0***—reflecting Busey's commitment to a premier service experience

Nearly **40,000 Busey Mobile App** users

80.8 Net Promoter Score® for **FirsTech**—an ***increase of nearly 5 points from 2017***—celebrating 35 years of superior payment processing

10,034 customers ***surveyed*** for feedback on their experience with Busey

28 million transactions processed annually by **FirsTech** at 4,000 agent locations in 43 states

Growing forward, together, with First Community of Chicagoland and South Side of greater Peoria and the addition of TheBANK of Edwardsville in 2019

1 of 5 banks in Illinois named a ***Best-In-State Bank***—a first-ever recognition by *Forbes* and *Statista*, based solely on customer opinions (only 2.2% of all U.S. banks were recognized)

30,000+ surcharge-free MoneyPass® ATMs

COMMUNITIES

$1+ million donated annually

3 economic seminars annually

COMMUNITY PROMISE MONTH

2,500+ volunteer hours and 141 organizations served during Busey's annual ***Community Promise Month***

$150,000+ donated through ***Pay It Forward Fridays*** jeans days since their inception in 2015

Nearly ***$320,000 donated*** during the United Way corporate campaign

2 issues of *The Pillar* magazine annually

150,000+ meals since 2012 to area food banks during ***Promise a Plate***

Countless educational articles, columns and podcasts in the **Resource Center** on ***busey.com***

4 customer education series sessions annually

More than ***20,000 volunteer hours*** given back each year

Busey Illinois Youth Run title sponsor for more than a decade with nearly ***90 participants*** and ***100+ associate volunteers*** annually

8,000+ votes on social media collected and ***$2,000 donated*** through *Supplies for Success*

Associates, customers, shareholders and communities—the **Pillars of Busey**—truly shape the future of the organization. **Through your invaluable input, you help make Busey an organization unlike any other!**

Service Excellence in Everything We Do

Executive Management Van A. Dukeman President & Chief Executive Officer First Busey Corporation Curt A. Anderson President of Busey Wealth Management Busey Bank Robin N. Elliott Chief Financial Officer Chief Operating Officer First Busey Corporation Barbara J. Harrington Chief Risk Officer First Busey Corporation Howard F. Mooney II President & Chief Executive Officer FirsTech, Inc. Chief Information Officer First Busey Corporation Robert F. Plecki Chief Credit Officer First Busey Corporation John J. Powers General Counsel First Busey Corporation Amy L. Randolph Chief of Staff Executive Vice President, Pillar Relations First Busey Corporation Christopher M. Shroyer President & Chief Executive Officer Busey Bank 2018 ANNUAL REPORT SERVICE LEADERS

CORPORATE PROFILE As of December 31, 2018, First Busey Corporation (NASDAQ: BUSE) was a $7.70 billion financial holding company headquartered in Champaign, Illinois. Busey Bank, its wholly-owned bank subsidiary with total assets of $7.69 billion as of December 31, 2018, is headquartered in Champaign, Illinois and has forty-four banking centers serving Illinois, thirteen banking centers in the St. Louis, Missouri metropolitan area, five banking centers serving southwest Florida and a banking center in Indianapolis, Indiana. Busey Bank provides asset management, investment and fiduciary services to individuals, businesses and foundations. As of December 31, 2018, assets under care were approximately $7.12 billion. Busey Bank owns a retail payment processing subsidiary, FirsTech, Inc., which processes approximately 28 million transactions per year using online bill payment, lockbox processing and walk-in payments at its 4,000 agent locations in 43 states. More information about FirsTech, Inc. can be found at firstechpayments.com. TheBANK of Edwardsville is a wholly-owned bank subsidiary of First Busey Corporation acquired in the January 31, 2019 merger. Headquartered in Edwardsville, Illinois, TheBANK has nineteen banking centers and one loan production office in the greater St. Louis, MO-IL MSA. As of December 31, 2018, prior to the merger, on a consolidated basis with its holding company, had total assets of $1.76 billion. Busey Bank was named among Forbes’ 2018 Best-In-State Banks— one of five in Illinois and 124 from across the country, equivalent to 2.2% of all banks. Best-In-State Banks are awarded for exceptional customer experiences as determined by a survey sample of 25,000+ banking customers who rated banks on trust, terms and conditions, branch services, digital services and financial advice. For more information about us, visit busey.com and 4thebank.com. Service Excellence in Everything We Do

SHAREHOLDER INFORMATION Corporate Headquarters First Busey Corporation, 100 W. University Ave., Champaign, IL 61820, 217.365.4500. Visit Busey’s website at busey.com. Annual Meeting The Annual Meeting of Shareholders of First Busey Corporation will be held on Wednesday, May 22, 2019 at 2 p.m. at the Urbana Country Club, 100 E. Country Club Rd., Urbana, IL 61801. First Busey Corporation Common Stock First Busey Corporation common stock is listed on the NASDAQ Global Select Market under the symbol BUSE. Annual Report on Form 10-K A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission can be found at busey.com. Stock Transfer Agent Computershare, P.O. Box 30170, College Station, TX 77842-3170. The transfer agent can be accessed at computershare.com/investor. SPECIAL NOTE CONCERNING FORWARD-LOOKING STATEMENTS Statements made in this report, other than those concerning historical financial information, may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of Busey. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of Busey’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and we undertake no obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond our ability to control or predict, could cause actual results to differ materially from those in our forward-looking statements. These factors include, among others, the following: (i) the strength of the local, state, national and international economy (including the impact of tariffs, a U.S. withdrawal from or significant negotiation of trade agreements, trade wars and other changes in trade regulations); (ii) changes in state and federal laws, regulations and governmental policies concerning Busey’s general business; (iii) changes in accounting policies and practices; (iv) changes in interest rates and prepayment rates of Busey’s assets; (v) increased competition in the financial services sector and the inability to attract new customers; (vi) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (vii) the loss of key executives or employees; (viii) changes in consumer spending; (ix) unexpected results of current and/or future acquisitions, which may include failure to realize the anticipated benefits of the acquisition and the possibility that the transaction costs may be greater than anticipated; (x) unexpected outcomes of existing or new litigation involving Busey; (xi) the economic impact of any future terrorist threats or attacks; and (xii) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, and blizzards. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning Busey and its business, including additional factors that could materially affect its financial results, is included in Busey’s filings with the Securities and Exchange Commission. Member FDIC 2018 ANNUAL REPORT

Pillars—associates, customers, shareholders and communities—past and present truly make Busey. . . Busey. We thank you for your unwavering support in building upon and preserving Busey’s legacy—one of associate excellence, customer service, expanding shareholder value and community involvement. We are incredibly grateful for your trusted relationship and the opportunity to serve your unique financial needs today and for generations to come. Service Excellence in Everything We Do

First Busey Corporation 100 W. University Ave., Champaign, IL 61820 217.365.4500 | busey.com | NASDAQ: BUSE Busey 2019 | All Rights Reserved Busey’s Financial Suite of Services: